NEWS RELEASE

INTEROIL ANNOUNCES SPUDDING OF THE ANTELOPE-1 APPRAISAL WELL IN PAPUA NEW GUINEA

October 15, 2008 — InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), today announced that drilling has commenced on the Antelope-1 appraisal well, located approximately 1.7 miles (2.8 km) south of the Elk-4 discovery well in Petroleum Prospecting License 238. The planned total depth of the well is approximately 7,900 feet (2,400 meters) and is expected to take in the order of 90 days to drill.
“We are excited by the pre-drill indications and current seismic data of the Antelope-1 well which indicate that we may intersect the limestone reservoir up to 1,700 feet higher than in the Elk-4 well. This well will also target a gas column estimated, on the basis of the work we have done to date, to be approximately 2,270 feet of gross reservoir in pay.” said Mr. Phil Mulacek, Chief Executive Officer of InterOil.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.

For more information please see the InterOil website at: www.interoil.com.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains the following forward looking statements: planned depth of drilling, possible location of a limestone reservoir up, an estimated targeted gas column of approximately 2,270 feet of gross reservoir in pay. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007. In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk 4 well will ultimately be able to be extracted and sold commercially.

We currently have no resources or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this news release information that the SEC's guidelines strictly prohibit the Company from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.